/CORRECTION/-Sinovac Biotech Ltd.

In the news release, " Sinovac Reports Unaudited Third Quarter 2011 Financial Results” with financial tables, issued on November 14, 2011 by Sinovac Biotech Ltd. over PR Newswire Asia, we are advised by the Company that the third sentence of the fourth paragraph from the section titled "Financial Review for Third Quarter Ended September 30, 2011" should be read as " Excluding pandemic flu vaccine sales, SG&A as a percentage of sales was 57.7% and 56.1% for the current quarter and prior year quarter, respectively.", rather than "Excluding pandemic flu vaccine sales, SG&A as a percentage of sales was 57.7% and 55.6% for the current quarter and prior year quarter, respectively.", as originally issued inadvertently.

And the second sentence of the third paragraph from the section titled “Financial Review for the Nine Months Period Ended September 30, 2011” should read as “After deducting depreciation of land use rights, amortization of licenses, permits, the gross margin was 62.6% and 75.2% for the nine month periods of 2011 and 2010, respectively.”, instead of “After deducting depreciation of land use rights, amortization of licenses, permits, the gross margin was 60.3% and 72.9% for the nine month periods of 2011 and 2010, respectively.”

The third sentence of the fourth paragraph from the section titled “Financial Review for the Nine Months Period Ended September 30, 2011” should read as “Excluding pandemic flu vaccine sales, SG&A as a percentage of sales were 64.2% and 58.6% for the nine-month periods of the current year and prior year, respectively.”,instead of  “Excluding pandemic flu vaccine sales, SG&A as a percentage of sales were 64.2% and 58.3% for the nine-month periods of the current year and prior year, respectively.”

In the Consolidated Balance Sheets, the Total stockholders’ equity as of September 30, 2011 should be “$126,159,748” instead of “$126,159,749”; and In the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), the Comprehensive income (loss) attributable to non-controlling interests for the Nine months ended September 30, 2011 should be “$(622,407)”, instead of “$(662,407)”. In the Consolidated Statements of Cash Flow, the Deferred income taxes for the three months ended September 30, 2011 should be “$285, 838” instead of “$351,481”, and the deferred income taxes for the Nine months ended September 30, 2011 should be “$2,056,723” instead of “$2,122,366”.

The full, corrected version is as followed

Financial Highlights

●	Sales in the third quarter increased 60.8% year-over-year to $15.4 million, compared to $9.6 million, and year-to-date sales increased 47.2% to $35.7 million.

●
Net loss attributable to stockholders in the third quarter was $2.1 million, or $0.04 per basic and diluted share. Year-to-date net loss attributable to stockholders was $3.6 million, or $0.07 per basic and diluted share.

●
Cash and cash equivalents and short-term investments with guaranteed income totaled $94.2 million at September 30, 2011, compared to $92.7 million at June 30, 2011 and $103.1 million at December 31, 2010.

Recent Business Highlights

●
In November 2011, Sinovac reported positive top-line results from its phase II clinical trial for its proprietary inactivated vaccine against human enterovirus 71 (EV71), which causes hand, foot and mouth disease (HFMD).  The preliminary phase II results for the EV71 vaccine showed good immunogenicity and a favorable safety profile with no vaccine-related serious adverse events and adverse reaction rate has no significant difference between the vaccinated group and control group.

●
In October 2011, Sinovac was selected by the Beijing Centers for Disease Control and Prevention (Beijing CDC) as one of the four manufacturers to supply seasonal influenza vaccine to the citizens of Beijing for the fourth time in recent years.

●
In September 2011, Sinovac’s inactivated animal rabies vaccine RabEnd received the final regulatory approval required to commence commercial sales when China’s Ministry of Agriculture issued the production license.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “Our third quarter 2011 sales reflected the continued demand for our hepatitis vaccines, which represent about two-thirds of the sales this quarter. Bilive revenue growth still remains significant in this quarter.The vaccine is sold in the private pay market, and recently went through a price increase that improved its margin contribution and represents a key opportunity for sales expansion.  We are making significant progress in growing public market sales of Healive, which represented 24% of total third quarter sales, compared to 8% in the same period in 2010. And this year, Sinovac successfully won the Beijing Governmental tender to supply our seasonal influenza vaccine to the citizens of Beijing for the fourth time in recent years, which shows that our flu vaccines are trusted by the CDCs.”

Dr. Yin continued, “We are moving forward with the launch of our animal rabies vaccine RabEnd following the receipt of the production license in September 2011. Our Tangshan Yian production facility is fully operational and the first few batches of animal rabies vaccine have been released by the China Institute of Veterinary Drug Control, the national laboratory for animal drugs. Those vaccines are ready for sale. We have established a dedicated sales force and are teaming up with distributors to make this inactivated animal rabies vaccine available to pet owners through the animal CDCs and veterinary hospitals. The team is actively working on penetrating the public market and selecting the regional distributors to enter the private pay market for our RabEnd.

Dr. Yin concluded, “We are particularly pleased with the progress that we are making with the EV71 vaccine development as we recently reported positive top-line results from our Phase Ⅱ trial. The Phase Ⅱclinical results provided the reference data for Phase Ⅲ clinical trial, including the vaccination schedule and dosage selection, based on which the proper dosage can be selected to enter into the phase Ⅲ study. We started preparations for the Phase Ⅲ trial, including drafting the trial proposal, selecting the clinical sites and manufacturing the vaccines to be used in the trial. We anticipate commencing the phase Ⅲ clinical trial in the coming months, and aim to complete it within one year.”

Financial Review for Third Quarter Ended September 30, 2011

Sales for the third quarter 2011 were $15.4 million, up 60.8% from $9.6 million for the third quarter of 2010.  The third quarter 2011 hepatitis vaccines sales included delivery of the Xinjiang CDC order for 568,700 doses of Healive received in July 2011. The current quarter sales increase was driven by the significant growth of Bilive sales to the private market and Healive sales to the public market.

Sinovac’s sales breakdown by product was as follows.

	Three months ended September 30,
	2011	2010
Sales
Hepatitis vaccines	$10,800,836	$2,436,151
Influenza vaccines	4,560,961	7,116,090
Total	$15,361,797	$9,552,241

Gross profit for the third quarter 2011 was $8.7 million, with a gross margin of 56.8%, compared to $6.5 million and a gross margin of 68.3% for the same period of 2010.  After deducting depreciation of land use rights, amortization of licenses, permits, the gross margin was 56.5% and 67.2% for the third quarter of 2011 and 2010, respectively. The average unit price of Healive was lowered in order to effectively expand sales in the public market, which adversely affected the gross margin. The gross profit margin was also adversely affected by higher unit cost of sales which was caused by the lower plant utilization, inventory provisions and write-offs of hepatitis vaccines in the third quarter 2011.

Selling, general and administrative expenses for the third quarter 2011 were $8.9 million, compared to $4.4 million in the same period of 2010. SG&A expenses as a percentage of third quarter 2011 sales were 57.7%, compared to 46.2% during the third quarter of the prior year. Excluding pandemic flu vaccine sales, SG&A as a percentage of sales was 57.7% and 56.1% for the current quarter and prior year quarter, respectively. Selling expenses as a percentage of third quarter 2011 sales were 31.9%, compared to 26.3% during the third quarter of the prior year. The increased selling expenses were mainly related to the expansion of the sales team for the existing products and products to be launched in the future in the private pay and public markets and increased marketing activities in the private pay market. The general and administrative expenses of the third quarter 2011 included bad debt provision of $1.5 million with nil in the same period of prior year.

Net research and development expenses for the third quarter 2011 were $2.4 million, compared to $2.5 million in the same period in 2010. The R&D expenses in the third quarter 2011 were primarily spent on the continued development of the pipeline vaccines, including the expenses for the EV71 vaccine with the phase II clinical trial recently completed and phase III trial planning underway, the trial production of the mumps vaccine, and other R&D projects.

Depreciation of property, plant and equipment and amortization of license and permits for the third quarter 2011 were $225,000, compared to $374,000 for the same period of last year. The change compared to 2010 was primarily attributable to the expiration of the amortization period of inactivated hepatitis vaccines, which accounted for $89,000 of the 2010 expense.

Total operating expenses for the third quarter of 2011 were $11.4 million, compared to $7.2 million in the comparative period in 2010.

The operating loss for the three months ended September 30, 2011 was $2.7 million, compared to $670,000 for the same period of the prior year.  The change in operating loss in the third quarter of 2011 was primarily attributable to the increased cost of sales and SG&A expenses.

Net loss attributable to stockholders for the third quarter of 2011 was $2.1 million, or $0.04 per diluted share, as compared to $298,000, or $0.01 per diluted share, in the same period of 2010.

As of September 30, 2011, Sinovac’s cash and cash equivalents, and Short-term investments totaled $94.2 million, compared to $103.1 million at December 31, 2010. The Company has sufficient cash and short-term investments to support its planned research and development activities, and its anticipated investment in manufacturing facility expansion initiatives.

Financial Review for the Nine Months Period Ended September 30, 2011

Sales for the nine-month period of 2011 were $35.7 million, up 47.2% from $24.3 million for the same period quarter of 2010. During the nine-month period of 2011, Sinovac recorded $7.7 million in pandemic influenza vaccine sales on prior year order.  The growth in revenue was driven by the significant growth in Bilive sales to the private pay market.

Sinovac’s sales breakdown by product was as follows.

	Nine months ended September 30,
	2011	2010
Sales
Hepatitis vaccines	$23,362,960	$14,193,727
Influenza vaccines	12,335,528	10,066,119
Total	$35,698,488	$24,259,846

Gross profit for the nine-month period of 2011 was $22.6 million, with a gross margin of 63.3%, compared to $18.6 million and a gross margin of 76.5% for the same period of 2010.  After deducting depreciation of land use rights, amortization of licenses, permits, the gross margin was 62.6% and 75.2% for the nine month periods of 2011 and 2010, respectively. The average unit price of Healive was lowered in order to effectively expand sales in the public market, which adversely affected the gross margin, The lower plant utilization and inventory provision and write-off also contributed to the lower gross profit margin.

Selling, general and administrative expenses for the nine-month period of 2011 were $18.0 million, compared to $11.5 million in the same period of 2010. SG&A expenses as a percentage of the nine-month period 2011 sales were 50.3%, compared to 47.5% during the same period of the prior year.  Excluding pandemic flu vaccine sales, SG&A as a percentage of sales were 64.2% and 58.6% for the nine-month periods of the current year and prior year, respectively. The increased SG&A was mainly related to the bad debt provision of $1.5 million made in the third quarter, and the expansion of the sales team for existing and recently launched products in the private pay and public markets, increased sales team compensation and increased spending on marketing activities in the private pay market.

Net research and development expenses for the nine-month period of 2011 were $6.7 million, compared to $5.3 million in the same period in 2010. The increased R&D expenses in the 2011 period were primarily related to the continued development of the pipeline vaccines, including the expenses for the EV71 vaccine with the phase II clinical trial recently completed and the phase III trial planning underway, the trial production of mumps vaccine and animal rabies vaccine.

Depreciation of property, plant and equipment and amortization of license and permits for the nine-month period of 2011 were $1.1 million, compared to $886,000 for the same period of last year. The change compared to 2010 was primarily attributable to amortization on the Changping production facility, for which there was only one month of depreciation in the first nine months of 2010.

Total operating expenses for the nine-month period of 2011 were $25.6 million, compared to $17.5 million in the comparative period in 2010.

The operating loss for the nine months ended September 30, 2011 was $3.0 million, compared to operating income of $1.1 million for the same period of the prior year. The year over year change was primarily attributable to lower gross margin due to the product mix, increasing cost of sales and SG&A expenses.

Net loss attributable to stockholders for the nine-month period of 2011 was $3.6 million, or $0.07 per diluted share, as compared to net income of $440,000, or $0.01 per diluted share, in the same period of 2010.

Other Developments

In October 2011, Sinovac Hong Kong’s holdings in Sinovac Beijing increased from 71.56% to 73.09%.

Conference Call Details

The Company will host a conference call on Monday, November 14, 2011 at 8:00 a.m. EST (November 14, 2011 at 9:00 pm China Standard Time) to review the Company's financial results for the third quarter ended September 30, 2011 and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11 a.m. EST on November 14, 2011 to November 28, 2011 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (international) and reference the replay pin number 382617.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com . A webcast replay can be accessed on the corporate website beginning November 14, 2011 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has sold vaccine to the Chinese Central Government pursuant to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against hand, foot and mouth disease), pneumococcal polysaccharides, human rabies, HIB, rotavirus and epidemic meningitis, chickenpox and mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, focuses on the research, development, manufacturing and commercialization of animal vaccines, and has launched its internally developed inactivated rabies vaccine in China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Victoria Aguiar
The Ruth Group
Tel:  +1-646-536-7013
Email:  vaguiar@theruthgroup.com

SINOVAC BIOTECH LTD.
Incorporated in Antigua and Barbuda
Consolidated Balance Sheets
(Unaudited)
(Expressed in U.S. Dollars)
	September 30, 2011	December 31, 2010
ASSETS

Current assets
Cash and cash equivalents	$61,395,981	$101,585,490
Short-term investments	32,803,274	1,512,447
Accounts receivable	22,132,019	22,370,296
Inventories	12,301,112	14,541,554
Due from related party	-	3,397,522
Prepaid expenses and deposits	1,158,023	887,187
Deferred tax assets	834,614	2,682,069

Total current assets	130,625,023	146,976,565

Property, plant and equipment	69,169,584	64,036,228
Long-term inventories	3,641,951	395,516
Long-term prepaid expenses	439,919	517,957
Prepayment for acquisition of equipment	1,570,153	576,232
Deferred tax assets	459,557	507,062
Licenses and permits	1,373,619	1,348,364
Total assets	$207,279,806	$214,357,924

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$9,372,364	$10,435,887
Accounts payable and accrued liabilities	21,522,801	22,091,190
Income tax payable	1,216,146	958,411
Deferred revenue	1,779,359	9,707,688
Deferred tax liability	335,619	1,005,186
Deferred research grants	1,398,201	1,559,589

Total current liabilities	35,624,490	45,757,951

Deferred government grants	2,334,525	2,464,565
Loans payable	14,445,211	10,057,775
Long-term payable for acquisition of assets	3,574,335	4,842,509
Deferred revenue	10,309,600	3,478,629
Total long term liabilities	30,663,671	20,843,478

Total liabilities	$66,288,161	$66,601,429

Commitments and contingencies

EQUITY
Preferred stock		-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	54,765	54,306
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 54,641,304 (2010 –54,305,961)
Subscriptions received	-	-
Additional paid-in capital	105,061,875	104,152,182
Accumulated other comprehensive income	9,307,464	6,883,834
Statutory surplus reserves	11,473,110	11,473,110
Retained earnings	262,534	3,876,084

Total stockholders' equity	126,159,748	126,439,516

Non-controlling interests	14,831,897	21,316,979

Total equity	140,991,645	147,756,495

Total liabilities and equity	$207,279,806	$214,357,924

SINOVAC BIOTECH LTD.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
Three Months and Nine Months Ended September 30, 2011 and 2010
(Unaudited)
(Expressed in U.S. Dollars)
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Sales	$15,361,797	$9,552,241	$35,698,488	$24,259,846

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $47,394 (2010 - $105,659) for three months and $257,019 (2010 -$315,284) for nine months	6,631,672	3,031,414	13,095,652	5,690,066

Gross profit	8,730,125	6,520,827	22,602,836	18,569,780

Selling, general and administrative expenses	8,870,922	4,412,668	17,957,227	11,511,440

Research and development expenses - net of $nil (2010- $36,016) for three months and $215,431 (2010- $17,068) for nine months in government research grants	2,366,842	2,470,604	6,744,862	5,258,950
Depreciation of property, plant and equipment and amortization of licenses and permits	225,398	374,158	1,071,553	885,644

Government grants recognized in income	(70,061)	(66,374)	(207,508)	(198,059)

Total operating expenses	11,393,101	7,191,056	25,566,134	17,457,975

Operating income (loss)	(2,662,976)	(670,229)	(2,963,298)	1,111,805

Interest income	333,797	360,761	841,766	865,777
Interest and financing expenses	(181,298)	(155,712)	(446,316)	(703,070)
Loss on disposal of equipment	(229,015)	(49,631)	(195,509)	(869,042)
Other income	135,033	177,541	157,414	227,091

Income (loss) before income taxes and non-controlling interests	(2,604,459)	(337,270)	(2,605,943)	632,561

Income tax expenses	(271,230)	(198,970)	(2,056,723)	(820,773)

Consolidated net loss	(2,875,689)	(536,240)	(4,662,666)	(188,212)

Less: Loss attributable to non-controlling interests	(733,453)	(238,681)	(1,049,116)	(628,668)
Net income (loss) attributable to stockholders	$(2,142,236)	$(297,559)	$(3,613,550)	$440,456
Net loss	$(2,875,689)	$(536,240)	$(4,662,666)	$(188,212)
Other comprehensive income
Foreign currency translation adjustment	838,029	138,707	2,850,339	576,273
Total comprehensive income (loss)	(2,037,660)	(397,533)	(1,812,327)	388,061
Less: comprehensive income (loss) attributable to non-controlling interests	(619,032)	221,191	(622,407)	(52,395)
Comprehensive income attributable to stockholders	$(1,418,628)	$(618,724)	$(1,189,920)	$440,456
Basic and diluted earnings (loss) per share	$(0.04)	$(0.01)	$(0.07)	$0.01
Weighted average number of shares of common stock outstanding
- Basic	54,674,182	54,140,665	54,504,318	52,834,517
- Diluted	54,674,182	54,140,665	54,504,318	53,875,179

SINOVAC BIOTECH LTD.
Consolidated Statements of Cash Flows
Three Months and Nine Months Ended September 30, 2011 and 2010
(Unaudited)
(Expressed in U.S. Dollars)
	Three Months ended September 30		Nine Months ended September 30
	2011	2010	2011	2010
Cash flows from (used in) operating activities
Net loss for the period	$(2,875,689)	$(536,240)	$(4,662,666)	(188,212)
Adjustments to reconcile net income to net cash from (used by) operating activities:
- deferred income taxes	285,838	275,164	2,056,723	412,873
- write-off of equipment and loss on disposal	229,015	49,631	195,509	869,042
- stock-based compensation	63,759	95,166	164,392	298,062
- provision for doubtful debts	1,226,456	-	1,226,456	-
- inventory provision	1,298,347	(13,272)	1,298,347	243,793
- depreciation of property, plant and equipment, and amortization of licenses and permits	1,020,131	901,792	3,612,185	2,782,896
- research and development expenditures qualifying for government grant	-	(36,016)	(215,431)	(17,068)
- deferred government grant recognized in income	(70,061)	(66,374)	(207,508)	(198,059)
- accretion expenses	86,221	-	290,630	-
Changes in:
- accounts receivable	(4,648,768)	(5,841,219)	(271,247)	(7,400,539)
- inventories	820,897	(3,608,516)	(1,806,090)	(12,086,225)
- income tax payable	(17,984)	(923,228)	(523,917)	(5,621,908)
- prepaid expenses and deposits	88,351	80,529	(423,439)	(224,222)
- deferred revenue and advances from customers	1,812,241	-	(1,505,409)	(374,556)
- accounts payable and accrued liabilities	2,315,631	569,443	(1,870,927)	(4,563,723)
Net cash provided by (used in) operating activities	1,634,385	(9,053,140)	(2,642,392)	(26,067,846)

Cash flows from (used in) financing activities
- Loan proceeds	2,111,150	-	3,992,522	9,583,379
- Loan repayment		-	(1,383,338)	(16,094,224)
- Proceeds from issuance of common stock net of share issuance cost	197,852	68,800	734,400	61,988,701
- Repayment from (loan to) non-controlling shareholder of Sinovac Beijing	-	-	3,397,522	(3,286,695)
- Subscriptions received	2,880	-	11,360	-
- Dividends paid to non-controlling shareholder of Sinovac Beijing	-	-	(5,862,676)	(3,285,902)
- Due from non-controlling shareholder of Sinovac Dalian	-	(519,075)	-	-
- Government grant received	-	-	7,636	235,818
Net cash provided by (used in) financing activities	2,311,882	(450,275)	897,426	49,141,077

Cash flows used in investing activities
- Restricted cash	-	308,477	-	64,400
- Proceeds from disposal of equipment	117,292	158,443	117,292	349,913
- Proceeds from redemption of short-term investments	-	2,173,792	1,547,030	7,314,187
- Purchase of short-term investments	(9,845,966)	-	(32,277,897)	(7,775,365)
- Deposits for acquisition of new facility	-	(229,087)	-	(229,087)
- Acquisition of property, plant and equipment	(2,945,723)	(3,526,286)	(8,643,864)	(13,888,818)
Net cash used in investing activities	(12,674,397)	(1,114,661)	(39,257,439)	(14,164,770)

Exchange effect on cash and cash equivalents	(163,169)	484,277	812,896	642,865
Increase (decrease) in cash and cash equivalents	(8,891,299)	(10,133,799)	(40,189,509)	9,551,326

Cash and cash equivalents, beginning of period	70,287,280	94,638,337	101,585,490	74,953,212

Cash and cash equivalents, end of period	$61,395,981	$84,504,538	$61,395,981	$84,504,538

Cash paid for interest	$167,883	$163,599	$809,303	$821,776
Cash paid for income taxes	$-	$838,993	$520,514	$5,200,744

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$8,021,881	$8,828,052	$8,021,881	$8,828,052